UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

THE BANK OF NEW YORK MELLON

(Exact name of trustee as specified in its charter)

New York	13-5160382
(Jurisdiction of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

225 Liberty Street, New York, N.Y.	10286
(Address of principal executive offices)	(Zip code)

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

(Exact name of obligor as specified in its charter)

Allied World Assurance Company Holdings, AG	Allied World Assurance Company Holdings, Ltd
Switzerland	Bermuda
(State or other jurisdiction of incorporation or organization	(State or other jurisdiction of incorporation or organization)

98-0681223	98-0481737
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

GUBELSTRASE 24	27 RICHMOND ROAD
PARK TOWER, 15TH FLOOR	PEMBROKE HM 08
6300 ZUG, SWITZERLAND	BERMUDA
41-41-768-1080	(441) 278-5400
(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)	(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

Debt Securities

(Title of the indenture securities)

1.              General information. Furnish the following information as to the Trustee:

(a)         Name and address of each examining or supervising authority to which it is subject.

Name	Address
Superintendent of Banks of the State of New York	One State Street, New York, N.Y.
10004-1417, and Albany, N.Y.
12223

Federal Reserve Bank of New York	33 Liberty Street, New York, N.Y.
10045

Federal Deposit Insurance Corporation	Washington, D.C. 20429

New York Clearing House Association	New York, N.Y. 10005

(b)         Whether it is authorized to exercise corporate trust powers.

Yes.

2.              Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

4.              Trusteeships under other indentures.

(a)(i) Indenture, dated as of July 26, 2006, by and between Allied World Assurance Company Holdings, Ltd, as issuer, and The Bank of New York, as trustee, with regard to Allied World Assurance Company Holdings, Ltd’s outstanding 7.50% Senior Notes due 2016

(ii)          First Supplemental Indenture, dated as of July 26, 2006, by and between Allied World Assurance Company, Ltd, as issuer, and The Bank of New York, as trustee, with regard to Allied World Assurance Company Holdings, Ltd’s outstanding 7.50% Senior Notes due 2016

(iii)       Second Supplemental Indenture, dated as of December 30, 2010, by and among Allied World Assurance Company Holdings, AG, Allied World Assurance Company Holdings, Ltd and The Bank of New York Mellon, as trustee, with regard to Allied World Assurance Company Holdings, Ltd’s outstanding 7.50% Senior Notes due 2016

(iv)      Senior Indenture, dated November 15, 2010, by and between Allied World Assurance Company Holdings, Ltd and The Bank of New York Mellon, as trustee, with regard to Allied World Assurance Company Holdings Ltd’s outstanding 5.50% Senior Notes due 2020

(v)         First Supplemental Indenture, dated November 15, 2010, by and between Allied World Assurance Company Holdings, Ltd and The Bank of New York Mellon, as trustee, with regard to Allied World Assurance Holdings, Ltd’s outstanding 5.50% Senior Notes due 2020

(vi)      Second Supplemental Indenture, dated as of December 30, 2010, by and among Allied World Assurance Company Holdings, AG, Allied World Assurance Company Holdings, Ltd and The Bank of New York Mellon, as trustee, with regard to Allied World Assurance Company Holdings, Ltd’s outstanding 5.50% Senior Notes due 2020

(b)         No conflicting interest within the meaning of Section 310(b)(1) of the Act arises as a result of the trusteeships under the indentures listed in (a)(i) through (vi) of this Section 4 (the “Indentures”) because none of the Indentures are in default. These indenture securities will rank equally with the securities under the Indentures, all of which are unsecured.

13.  Defaults by the Obligor.

(a)         There has been no default with respect to the securities under this indenture.

(b)         There has been no default under any of the Indentures.

16.       List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.              A copy of the Organization Certificate of The Bank of New York Mellon (formerly known as The Bank of New York, itself formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152735).

4.              A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-188382).

6.              The consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-188382).

7.              A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Woodland Park and State of New Jersey, on the 23rd day of October, 2015.

THE BANK OF NEW YORK MELLON

By:	/s/ Laurence J. O’Brien
	Name:	Laurence J. O’Brien
	Title:	Vice President

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON

of One Wall Street, New York, N.Y. 10286

And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business June 30, 2015, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

Dollar amounts in thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	7,835,000
Interest-bearing balances	115,236,000
Securities:
Held-to-maturity securities	42,679,000
Available-for-sale securities	76,620,000
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	0
Securities purchased under agreements to resell	14,211,000
Loans and lease financing receivables:
Loans and leases held for sale	264,000
Loans and leases, net of unearned income	35,026,000
LESS: Allowance for loan and lease losses	162,000
Loans and leases, net of unearned income and allowance	34,864,000
Trading assets	5,134,000
Premises and fixed assets (including capitalized leases)	1,065,000
Other real estate owned	5,000
Investments in unconsolidated subsidiaries and associated companies	533,000
Direct and indirect investments in real estate ventures	0
Intangible assets:
Goodwill	6,352,000
Other intangible assets	1,097,000
Other assets	14,309,000
Total assets	320,204,000

LIABILITIES
Deposits:
In domestic offices	155,532,000
Noninterest-bearing	106,199,000
Interest-bearing	49,333,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	122,363,000
Noninterest-bearing	7,932,000
Interest-bearing	114,431,000
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	68,000
Securities sold under agreements to repurchase	1,380,000
Trading liabilities	4,985,000
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	7,008,000
Not applicable
Not applicable
Subordinated notes and debentures	765,000
Other liabilities	6,825,000

Total liabilities	298,926,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,000
Surplus (exclude all surplus related to preferred stock)	10,184,000
Retained earnings	11,326,000
Accumulated other comprehensive income	-1,717,000
Other equity capital components	0
Total bank equity capital	20,928,000
Noncontrolling (minority) interests in consolidated subsidiaries	350,000
Total equity capital	21,278,000
Total liabilities and equity capital	320,204,000

I, Thomas P. Gibbons, Chief Financial Officer of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas P. Gibbons,
Chief Financial Officer

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Gerald L. Hassell Catherine A. Rein Joseph J. Echevarria	Directors